UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2022

PRIMAVERA CAPITAL ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39915	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41/F Gloucester Tower, 15 Queen’s Road Central Hong Kong	000000
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 3767 5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PV	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PV WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	PV.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

BCA Amendment No. 4

As previously disclosed, on March 23, 2022, Primavera Capital Acquisition Corporation, a Cayman Islands exempted company (“PCAC”), entered into a Business Combination Agreement (the “BCA”, and the transactions contemplated thereunder, as amended, the “Business Combination”) by and among (i) PCAC, (ii) Lanvin Group Holdings Limited, a Cayman Islands exempted company (“LGHL”), (iii) Lanvin Group Heritage I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of LHGL, (iv) Lanvin Group Heritage II Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of LGHL, and (v) Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company (“Lanvin Group”). Additionally, as previously disclosed, on October 17, 2022, the aforementioned parties entered into Amendment No. 1 to the BCA, on October 20, 2022, the aforementioned parties entered into Amendment No. 2 to the BCA and on October 28, 2022, the aforementioned parties entered into Amendment No. 3 to the BCA.

On December 2, 2022, the aforementioned parties entered into Amendment No. 4 to the BCA (“BCA Amendment No. 4”) to remove the closing condition in Section 9.3(c) of the BCA relating to the minimum amount of cash of at least US$350,000,000.

The foregoing description of BCA Amendment No. 4 does not purport to be complete and is qualified in its entirety by the terms and conditions of BCA Amendment No. 4, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Concurrently with BCA Amendment No. 4, certain parties also entered into certain agreements as described below.

Other Agreements

Letter Agreement regarding Share Surrender

On December 2, 2022, PCAC, LGHL, Fosun Fashion Holdings (Cayman) Limited and Primavera Capital Acquisition LLC (the “Sponsor”) entered into a Letter Agreement regarding Share Surrender (the “Share Surrender Letter Agreement”), pursuant to which the Sponsor irrevocably surrendered, subject to the closing of the Business Combination and effective immediately prior to the consummation of the Initial Merger (as defined in the BCA), 6,014,375 Class B ordinary shares of PCAC to PCAC for nil consideration, which shares shall be cancelled by PCAC immediately upon the surrender thereof, such that after giving effect to the share surrender, the number of Class B ordinary shares of PCAC held by the Sponsor shall be 5,000,000.

The foregoing description of the Share Surrender Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Surrender Letter Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Letter Agreement regarding Certain Waiver

On December 2, 2022, PCAC and the Sponsor entered into a Letter Agreement (the “Waiver Letter Agreement”), pursuant to which the Sponsor irrevocably waived, subject to the closing of the Business Combination and effective immediately prior to the consummation of the Initial Merger, its right to receive any payment of the principal balance of the Promissory Note, dated January 28, 2022, issued by PCAC to the Sponsor.

The foregoing description of the Waiver Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Waiver Letter Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on The New York Stock Exchange following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s Registration Statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

The Registration Statement has been declared effective by the SEC and PCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, LGHL and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions are set forth in PCAC’s proxy statement/prospectus, which is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Lanvin Group Holdings Limited, Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited

10.1	Share Surrender Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Primavera Capital Acquisition LLC and Fosun Fashion Holdings (Cayman) Limited

10.2	Waiver Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 2, 2022

Primavera Capital Acquisition Corporation

By:	/s/ Tong Chen
Tong Chen
Chief Executive Officer and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 4 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 4 (this “Amendment”), dated December 2, 2022, to the Business Combination Agreement (as defined below), is made by and among:

(1)	Primavera Capital Acquisition Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“SPAC”);

(2)	Fosun Fashion Group (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”);

(3)	Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”);

(4)	Lanvin Group Heritage I Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”); and

(5)	Lanvin Group Heritage II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”)

SPAC, the Company, PubCo, Merger Sub 1 and Merger Sub 2 are hereinafter referred to as the “Parties” and each a “Party”. Capitalized terms not defined in this Amendment shall have the meaning ascribed to it in the Business Combination Agreement.

RECITALS

WHEREAS, the Parties entered into a Business Combination Agreement, dated March 23, 2022, as amended by the Amendment No. 1 to Business Combination Agreement, dated October 17, 2022, the Amendment No. 2 to Business Combination Agreement, dated October 20, 2022 and the Amendment No. 3 to Business Combination Agreement, dated October 28, 2022 (as may be further amended, supplemented, modified and varied in accordance with the terms therein from time to time, the “Business Combination Agreement”), pursuant to which the Parties intend to effect a business combination transaction on the terms and subject to the conditions set forth therein;

WHEREAS, Section 11.10 of the Business Combination Agreement provided that the Business Combination Agreement shall not be amended or modified in whole or in part prior to the Initial Merger Effective Time except by a duly authorized agreement in writing executed by all the Parties; and

WHEREAS, the Parties wish to amend the Business Combination Agreement as provided herein in accordance with Section 11.10 thereof.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Parties hereby agree as follows:

Section 1. Amendments.

(a) Section 9.3(c) of the Business Combination Agreement is hereby deleted in its entirety.

1

(b) Exhibit G-1 of the Business Combination Agreement is hereby amended to read in its entirety in the form of the Plan of Initial Merger attached hereto as Exhibit A.

Section 2. No Other Amendment. The Parties hereby confirm that, except as expressly set forth herein, the terms and conditions of the Business Combination Agreement shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect. All references to the “Agreement” or the “Business Combination Agreement” in the Business Combination Agreement and any other Transaction Document shall be deemed to mean the Business Combination Agreement, as amended by this Amendment.

Section 3. Miscellaneous. Sections 11.3 to 11.6 and Sections 11.8 to 11.17 of the Business Combination Agreement are incorporated herein by reference; provided that, in each case, reference to “this Agreement” therein shall mean this Amendment.

Section 4. Effectiveness. This Amendment shall become effective immediately on the date hereof.

Section 5. Governing Law; Arbitration.

(a) This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

(b) All disputes arising out of or in connection with this Amendment shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 6. Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Business Combination Agreement and each other Transaction Document.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
	Name:	Tong Chen
	Title:	Director

[Heritage – Signature Page to Amendment No. 4 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as a deed as of the date first written above.

LANVIN GROUP HOLDINGS LIMITED 复朗集团

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

LANVIN GROUP HERITAGE I LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

LANVIN GROUP HERITAGE II LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

[Heritage – Signature Page to Amendment No. 4 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as a deed as of the date first written above.

FOSUN FASHION GROUP (CAYMAN) LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

[Heritage – Signature Page to Amendment No. 4 to Business Combination Agreement]

EXHIBIT A

FORM OF PLAN OF INITIAL MERGER

DATED [                ]

(1)  LANVIN GROUP HERITAGE I LIMITED

(2)  PRIMAVERA CAPITAL ACQUISITION CORPORATION

PLAN OF MERGER

REF: LR/MK/P3896-S12560

TABLE OF CONTENTS

CLAUSE		PAGE
1.	DEFINITIONS AND INTERPRETATION	A-4

2.	PLAN OF MERGER	A-4

3.	VARIATION	A-6

4.	TERMINATION	A-6

5.	COUNTERPARTS	A-6

6.	GOVERNING LAW	A-6

THIS PLAN OF MERGER is made on _________________________

BETWEEN

(1)

Lanvin Group Heritage I Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Surviving Company”); and

(2)

Primavera Capital Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Merging Company” and together with the Surviving Company, the “Companies”).

WHEREAS

(A)

The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the business combination agreement dated 23 March 2022, as amended by Amendment No. 1 to Business Combination Agreement dated 17 October 2022, Amendment No. 2 to Business Combination Agreement dated 20 October 2022, Amendment No. 3 to Business Combination Agreement dated 28 October 2022, Amendment No. 4 to Business Combination Agreement dated 2 December 2022 and any further amendments, between Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited 复朗集团, Lanvin Group Heritage II Limited, the Surviving Company and the Merging Company (the “Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Act (as amended) (the “Companies Act”).

(B)

The members of each of the Surviving Company and the Merging Company have adopted and authorized this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(C)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company.

(c)

The registered office of the Surviving Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of the Merging Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d)

Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$50,000 divided into 50,000 shares each of nominal or par value US$1.00 per share.

(e)

Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$44,100 divided into 400,000,000 Class A ordinary shares of a par value of US$0.0001 each, 40,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

(f)	The authorised share capital of the Surviving Company from the Effective Date shall be US$50,000 divided into 50,000 shares each of nominal or par value US$1.00 per share.

2.2	Effective Date

In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

2.3	Terms and Conditions; Share Rights

(a)

The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Agreement.

(b)

The memorandum and articles of association of the Surviving Company immediately prior to the Merger shall continue to be the memorandum and articles of association of the Surviving Company after the Merger.

(c)	The rights and restrictions attaching to the shares in the Surviving Company are set out in the memorandum and articles of association of the Surviving Company.

(d)	The Cayman Islands and US tax status and elections of the Surviving Company shall continue.

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company are:

(i)	Yun Cheng of 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, China

(b)	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	VARIATION

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)

effect any other changes to this Plan of Merger as the Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	TERMINATION

4.1

At any time prior to the Effective Date, this Plan of Merger may be terminated by the Boards of Directors of both the Surviving Company and the Merging Company in accordance with the terms of the Agreement.

5.	COUNTERPARTS

5.1

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Primavera Capital Acquisition Corporation:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of Lanvin Group Heritage I Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

ANNEXURE 1

AGREEMENT

Exhibit 10.1

EXECUTION VERSION

Primavera Capital Acquisition Corporation (“SPAC”)

Primavera Capital Acquisition LLC (“Sponsor”)

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Lanvin Group Holdings Limited 复朗集团 (“PubCo”)

3701-02, Tower S2, Bund Finance Center

600 Zhongshan Rd East No.2

Shanghai, 200010, China

Fosun Fashion Holdings (Cayman) Limited

PO Box 309, Upland House

Grand Cayman KY1-1104

Cayman Islands

December 2, 2022

Re:	Share Surrender

Dear Sirs:

Reference is made to the Business Combination Agreement, dated as of March 23, 2022, and as amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022 (as may be further amended, restated, modified or varied in accordance with the terms therein, the “Business Combination Agreement”), by and among SPAC, PubCo and certain other parties thereto. Capitalized terms not defined herein shall have the meanings ascribed to them in the Business Combination Agreement unless otherwise specified.

In consideration of the parties’ mutual promises herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each party hereto, the parties hereby agree as follows:

1.

The Sponsor hereby irrevocably surrenders, subject to the Closing and effective immediately prior to the consummation of the Initial Merger, 6,014,375 SPAC Class B Ordinary Shares to SPAC for nil consideration, which shares shall be cancelled by SPAC immediately upon the surrender thereof, such that after giving effect to the share surrender, the number of SPAC Class B Ordinary Shares held by the Sponsor shall be 5,000,000.

2.

This letter agreement shall become effective on the date hereof and shall terminate and be of no further force or effect upon the termination of the Business Combination Agreement without the Closing (as defined in the Business Combination Agreement) having taken place.

3.	This letter agreement shall constitute a Transaction Document for purposes of the Business Combination Agreement and each other Transaction Document.

4.

This letter agreement, and any claim or cause of action hereunder based upon, arising out of or related to this letter agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this letter agreement, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

1

5.

All disputes arising out of or in connection with this letter agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

6.

Sections 11.2 to 11.15 (other than Section 11.7) of the Business Combination Agreement are incorporated herein by reference; provided that, in each case, reference to “this Deed” therein shall mean this letter agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION LLC

By:	/s/ Tong Chen
	Name:	Tong Chen
	Title:	Authorized Signatory

[Heritage – Signature Page to Letter Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
	Name:	Tong Chen
	Title:	Director

[Heritage – Signature Page to Letter Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as a deed as of the date first written above.

LANVIN GROUP HOLDINGS LIMITED 复朗集团

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

[Heritage – Signature Page to Letter Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as a deed as of the date first written above.

FOSUN FASHION HOLDINGS (CAYMAN) LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

[Heritage – Signature Page to Letter Agreement]

Exhibit 10.2

EXECUTION VERSION

Primavera Capital Acquisition Corporation (“SPAC”)

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Primavera Capital Acquisition LLC (the “Sponsor”)

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

December 2, 2022

Re:	Waiver

Dear Sirs:

Reference is made to certain Promissory Note, dated January 28, 2022, by and between the Sponsor and SPAC (as may be amended, restated, supplemented or modified from time to time, the “Promissory Note”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Promissory Note.

Pursuant to Section 14 of the Promissory Note, the Sponsor hereby irrevocably waives, subject to the Closing and effective immediately prior to the consummation of the Initial Merger, its right to receive any payment of the principal balance of the Promissory Note from SPAC.

This letter shall become effective on the date hereof and shall terminate and be of no further force or effect upon the termination of the Business Combination Agreement, dated as of March 23, 2022, and as amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022 (as may be further amended, restated, modified or varied in accordance with the terms therein, the “Business Combination Agreement”), by and among SPAC and certain other parties thereto, without the Closing (as defined in the Business Combination Agreement) having taken place.

Sections 10, 11, 12, 14 and 15 of the Promissory Note are incorporated herein by reference mutatis mutandis; provided that, in each case, references to “this Note” in such paragraphs shall mean this letter.

[Signature Pages Follow]

Very truly yours,

Primavera Capital Acquisition LLC

By:	/s/ Tong Chen
	Name:	Tong Chen
	Title:	Authorized Signatory

[Signature Page to Waiver Letter]

AGREED TO AND ACCEPTED BY:

Primavera Capital Acquisition Corporation

By:	/s/ Tong Chen
	Name:	Tong Chen
	Title:	Director

[Signature Page to Waiver Letter]